Via Facsimile and U.S. Mail
Mail Stop 6010


November 22, 2005

Mr. Gordon Sangster
Chief Financial Officer and
Principal Financial and Accounting Officer
AP Pharma, Inc.
123 Saginaw Drive
Redwood City, California  94063

Re:	AP Pharma, Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2004
	File No. 000-16109

Dear Mr. Sangster:

	We have completed our review of your Form 10-K and have no further comments at this time.

								Sincerely,


								Jim Atkinson
      Accounting Branch Chief